CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 903
Spokane, Washington 99201
(509) 624-1475
Fax: (509) 747-1770
E-mail: cclysiak@qwest.net

December 8, 2006

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Gold Rock Resources Inc.
Form SB-2 Registration Statement
File No. 333-135891

Dear Mr. Owings:

In response to your letter of comments dated October 31, 2006, please be advised as follows:

Summary of Our Offering

1.	Duplicative disclosure has been removed and Crown has been defined.

Business

2.	Glossary has been removed. Many of the technical terms have been deleted in order that a layman may understand.

Regulations

3.

The Canadian Mineral Tenure Act Regulation doesn= t apply to our property. The previous bulleted disclosure under the Canadian Mineral Tenure Act Regulation was wrong; it should be attributed to the British Columbia Mineral Exploration Code.

Management Discussion and Analysis or Plan of Operation
Plan of Operation

4.	We have expanded our milestones section to include the feasibility studies and revised the cost for the second milestone.

Securities and Exchange Commission
RE:	Gold Rock Resources Inc.
Form SB-2 Registration Statement
File No. 333-135891
December 8, 2006
Page 2

5.	Use of proceeds has been revised so that the Company will have enough funds to complete the exploration program.

Financial Statements
Balance Sheet

6.	Balance Sheet has been revised.

Notes to Financial Statements
2. Summary of Significant Accounting Policies
k. Recent Accounting Pronouncements
7.	Has been revised to adopt SFAS 154 and SFAS 123(R).

Undertakings
8.	Undertakings have been revised to those which are applicable to our offering.

Exhibit 23.1
9.	Our independent registered public accounting firm has revised its consent to reference the period from March 14, 2006 to April 30, 2006.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

cc: Gold Rock Resources Inc.